CITIZENS BANCORP
     14401 Sweitzer Lane
     Laurel, MD 20707

     December 24, 1996

To:  Peggy Fisher, Assistant Director
     Division of Corporation Finance
     Securities and Exchange Commission
     Washington, D.C.  20549

From:     Harry R. Smith

Re:       Citizens Bancorp
          Schedule 13D Filed November 12, 1996
          File No. 5-34134

     Responding to your letter dated December 3, 1996, following is the electronic transmission of copy of paper form Schedule 13G filed November 12, 1996, reporting a decrease in the number of shares of Citizens Bancorp stock reported on behalf of Harry R. Smith.

             [CITIZENS BANCORP- IRS I.D.# 52-1239452]
              [Harry R. Smith- IRS SS# ###-##-####]


                      *********************


                                                    [Page 1 of 3]


                           SCHEDULE 13G

                         CITIZENS BANCORP

                           Common Stock

                     CUSIP Number 173160-10-2











CUSIP No. 173160-10-2          13G                  [Page 2 of 3]


1.   NAME OF REPORTING PERSON Harry R. Smith
                                   SS####-##-####




4.   CITIZENSHIP                   United States of America




5.   SOLE VOTING POWER        384,282  (Includes 83,432 shares in reporting
                              person's name as Trustee for children.)


6. SHARED VOTING POWER 192,494 (70,004 shares in a partnership, and 122,490 joint with spouse.)


7.   SOLE DISPOSITIVE POWER   384,282



8.   SHARED DISPOSITIVE POWER 192,494



9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

          576,776


10.  AGGREGATE AMOUNT IN ROW (9) EXCLUDES THE FOLLOWING SHARES:

          Excludes 12,717 shares on which reporting person's spouse has sole
          voting and   dispositive power.


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    3.811%

12.  TYPE OF REPORTING PERSON           IN





                                                              [Page 3 of 3]
                                                                  Exhibit A
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549

                               SCHEDULE 13G
                 Under the Securities Exchange Act of 1934

Item 1(a)      Name of Issuer:                         CITIZENS BANCORP
Item 1(b)      Address of issuer's principal executive offices:
                                                  14401 Sweitzer Lane
                                                  Laurel, MD 20707

Item 2(a)      Name of person filing:                  HARRY R. SMITH
Item 2(b)      Address of principal business office:
                                                  c/o A. H. Smith Associates
                                                  5450 Branchville Road
                                                  Branchville, MD 20740

Item 2(c)      Citizenship:                            United States of America

Item 2(d)      Title of class of securities:                Common Stock
Item 2(e)      CUSIP Number:                      173160-10-2

Item 3         Not applicable

Item 4(a)      Amount beneficially owned:    576,776*
Item 4(b)      Percent of class:             3.811%
                                        (*576,776 shares exclude 12,717 shares
                                        on which reporting person's spouse has
                                        sole voting power.)

Item 4(c)      Number of shares as to which reporting person has:
               (i)  Sole power to vote or to direct vote:        384,282
               (ii) Shared power to vote or to direct the vote:  192,494
               (iii) Sole power to dispose or to direct the disposition of:
                     384,282
               (iv) Shared power to dispose or to direct the disposition of:
                     192,494

Item 5         Not applicable
Item 6         Not applicable
Item 7         Not applicable
Item 8         Not applicable
Item 9         Not applicable
Item 10        Not applicable

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct, as of October 31, 1996.


Dated:  (11/8/96)                          Signed:    /s/ Harry R. Smith
\HRSMITH\SEC13G.N96                                       Harry R. Smith